# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Original Materials, Inc., CIK 0001802457
CUSIP: 68622D106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 930 Riverside Parkway, Suite 10, West Sacramento, California (CA), 95606
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-026316
Filed by CIK 0001870469

## Reporting persons
- Lior I. Amram: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 298,373; shared voting power 0; sole dispositive power 298,373; shared dispositive power 0; aggregate amount beneficially owned 298,373 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Original Materials, Inc.
Address of issuer's principal executive offices: 930 Riverside Parkway, Suite 10, West Sacramento, CA 95606

## Item 2. Person Filing
Name of person filing: Lior I. Amram
Address of principal business office or, if none, residence:
c/o Evergreen Financial, LLC
551 Fifth Avenue, Suite 2100
New York, NY 10176
Citizenship: U.S. citizen

## Item 4. Ownership
Amount beneficially owned: 298,373 shares of Common Stock
Percent of class: 0.2
Sole power to vote or to direct the vote: 298,373
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 298,373
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lior I. Amram: /s/ Lior I. Amram, Lior I. Amram (02/07/2025)